ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IMS Health Holdings, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of IMS Health Holdings, Inc. (the “Company”), we are submitting for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of the Company’s common stock.

In connection with the filing of the Registration Statement, a registration fee of $12,880 was paid to the Commission.

If you have any questions regarding this filing, please do not hesitate to call me at (212) 841-0460 or Patrick O’Brien at (617) 951-7527.

Best regards,

/s/ Louis T. Somma
Louis T. Somma

cc:	Ari Bousbib (IMS Health Holdings, Inc.)
Harvey A. Ashman (IMS Health Holdings, Inc.)
Patrick O’Brien (Ropes & Gray LLP)
David Lopez (Cleary Gottlieb Steen & Hamilton LLP)